

May 23, 2024

FILED VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Mr. Stephen Krikorian, Accounting Branch Chief
Ms. Laura Veator, Staff Accountant

Re: PROS Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 14, 2024
File No. 001-33554

Dear Mr. Krikorian and Ms. Veator:

We are writing in response to the comment letter to Mr. Schulz of PROS Holdings, Inc. (the ***"Company"***) dated May 10, 2024 (the ***"Comment Letter"***) from the staff (the ***"Staff"***) of the Securities and Exchange Commission (the "***Commission***") regarding the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023 filed on February 14, 2024 (the ***"Form 10-K"***). This letter restates the numbered paragraph from the Comment Letter together with the Company's responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Metrics
Free Cash Flow, page 25

1. *We note that your Free Cash Flow measure includes an adjustment to add back severance payments. This measure is not calculated in accordance with Item 10(e)(1)(ii)(A) of Regulation S-K, which prohibits the exclusion of charges or liabilities that require, or will require, cash settlement from a non-GAAP liquidity measure. Please revise this measure in future filings with the Commission.*

RESPONSE: The Company acknowledges the prohibitions of Item 10(e)(1)(ii)(A) of Regulation S-K with respect to non-GAAP liquidity measures, such as Free Cash Flow, included in filings with the Commission. To the extent the Company includes Free Cash Flow in its future filings with the Commission, such measure will not exclude severance payments that require, or will require, cash settlement.

*****

Stephen Kirkorian
Securities and Exchange Commission
May 23, 2024
Page 2

If you have any questions regarding this letter, please contact me at (713) 335-5151.

Sincerely,

PROS HOLDINGS, INC.

By: _____

Damian Olthoff
General Counsel

cc: Mr. Andres Reiner, PROS Holdings, Inc.
       Mr. Stefan Schulz, PROS Holdings, Inc.
       Mr. Scott Cook, PROS Holdings, Inc.